July 30, 2013

Mark Brunhofer
Senior Accounting Examiner
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Envision Healthcare Holdings, Inc.
Registration Statement on Form S-1
File No. 333-189292

Dear Mr. Brunhofer:

As discussed with you and Scott Wuenschell on July 29, 2013, in response to the letter dated July 29, 2013 (the “Comment Letter”), containing comments of the staff of the U.S. Securities and Exchange Commission relating to Amendment No. 2 to the Registration Statement on Form S-1 File No. 333-189292, filed on July 25, 2013 (as amended, the “Registration Statement”), of Envision Healthcare Holdings, Inc. (the “Company”), we supplementally submit on behalf of the Company the disclosure set forth in Annex A.  The Company proposes to include such disclosure in Amendment No. 3 to the Registration Statement in response to comment No. 1 contained in the Comment Letter and following up on our discussion on Monday.  For your convenience, we have also provided a version blacklined against the comparable section contained in Amendment No. 2 to the Registration Statement.

If you have any questions regarding the foregoing, please contact Jason Standifird, the Chief Accounting Officer of the Company, at (303) 495-1401 or the undersigned at (212) 909-6375.

Regards,

/s/ Peter J. Loughran

Peter J. Loughran

Enclosure

cc:	Scott Wuenschell
Matthew Jones
Securities and Exchange Commission
Jason Standifird
Envision Healthcare Holdings, Inc.

Annex A

Common Stock Valuation

In the absence of a public trading market for our common stock, our Board of Directors directed management to engage an independent third-party valuation specialist to assist in determining a reasonable estimate of the then-current fair value of our common stock for purposes of determining the fair value of our stock options on the date of grant. In determining the estimated fair value of our common stock, the methodologies, approaches and assumptions were consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation”. The estimated fair value of the common stock underlying our stock options has been valued on a semi-annual basis using an income approach and a market approach, which require numerous objective and subjective factors including:

•                  the nature and history of our business;

•                  our current and historical operating performance;

•                  our expected future operating performance;

•                  the financial performance of our business at each valuation date;

•                  the lack of marketability of our common stock;

•                  the market performance of comparable publicly traded companies;

•                  industry information such as market size, growth and the impact of regulatory changes; and

•                  macroeconomic conditions.

The following table provides, by grant date, the number of stock options awarded during the period from April 1, 2012 through June 30, 2013, the exercise price for each set of grants, the associated estimated fair value of our common stock and the fair value of the option:

Grant Date	Options Granted	Exercise Price	Fair Value of Underlying Stock	Fair Value of Option
April 1, 2012	188,883	$3.69	$3.69	$0.78
August 2, 2012	37,748	$5.41	$5.41	$1.50
November 5, 2012	31,368	$5.41	$5.41	$1.50
December 31, 2012	18,488	$5.41	$5.41	$1.50
January 1, 2013	286,458	$5.41	$5.41	$1.49
February 13, 2013	55,455	$5.41	$5.41	$1.49
March 4, 2013	61,882	$7.85	$7.85	$2.16
April 1, 2013	92,423	$5.41	$7.85	$3.32

The options granted on April 1, 2013 were granted at an exercise price below the fair market value of the underlying common stock on the grant date, so the intrinsic value of each option on the grant date was $2.44. These options, which related to our acquisition of Guardian Healthcare Group, Inc. in December 2012, were granted as of April 1, 2013; the exercise price for these options was based on the fair market value of the underlying common stock in December 2012 at the time of such acquisition.

The $7.85 estimated fair value per share of the common stock underlying the stock options awarded on each of March 4, 2013 and April 1, 2013 was based on the semi-annual valuation by our independent third-party valuation specialist using our results through December 31, 2012.

The increase in the fair value of our common stock from April 1, 2012 through the March 4, 2013 and April 1, 2013 option grant dates is reflective of our results having exceeded our forecast throughout the year ended December 31, 2012 with a 6.2% increase in net revenue and a 17.2% increase in Adjusted EBITDA compared to the year ended December 31, 2011.  Management also revised our future forecast based on these results and improving market conditions, which we believe also impacted the increase in the fair value of our common stock during this period.

We believe that the increase in the fair value of our common stock from the $7.85 estimated fair value as of the March 4th and April 1st option grant dates when compared to our assumed initial public offering price is primarily due to the following factors:

•                  Increase in valuation multiples.  There has been an overall strong performance in the equity markets and stock market indices and, in particular, strong increases in the valuation multiples of publicly traded companies within the markets in which we operate.  The S&P 500 Healthcare index increased in market value 16.0% during the period from March 4, 2013 through July 29, 2013.  More specifically, the common stock of our two closest comparable industry peer companies, Team Health and IPC, increased in market value 15.3% and 16.3%, respectively, during such period.  We believe these increases are due, in part, to the anticipated impact of healthcare reform.  Given our capital structure, the recent increases in valuation multiples of public companies within our markets have substantially influenced our increased equity valuation when compared to the estimated fair value as of the March 4th and April 1st option grant dates.

•                  Improved financial performance.  We reported net revenue growth of 10.2% and Adjusted EBITDA growth of 10.2% during the first quarter of 2013 compared to the first quarter of 2012.  We also experienced second quarter 2013 net revenue growth of 12.3% and Adjusted EBITDA growth of 10.0% compared to the second quarter of 2012.

•                  Historic discount for lack of marketability.  The lack of marketability detracts from the value of non-public common stock when compared to common stock that is otherwise generally comparable but is readily marketable.  In consultation with our independent third party valuation specialist, we historically used the protective put method as a quantitative model to determine the appropriate discount to apply to the various equity valuation models used.  Applying this method, we have historically used a 20% discount for lack of marketability of our common stock to determine the fair value of our stock options on the date of grant.

•                  Valuation differences.  Our historical valuation methods differ from the valuation methods utilized by the underwriters of this offering.  Our historical valuation utilized an income approach primarily using a discounted cash flows method combined with a market approach using comparable public company valuation multiples and recent mergers and acquisitions valuation methodologies.  The

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underwriters are relying primarily on public company valuation multiples for determining our equity valuation and the initial public offering price.

•                  Interest savings due to redemption of PIK Notes.  We will use a portion of the net proceeds from this offering to redeem in full the outstanding $450 million PIK Notes, which bear cash interest at a rate of 9.25%.  This redemption out of the net proceeds will reduce our on-going interest expense by approximately $42 million per year.

The intrinsic value of all outstanding vested and unvested options as of June 30, 2013 based on an assumed initial public offering price of $21.50 per share and the exercise price of the outstanding options are as follows:

•                  8,801,211 vested options with an intrinsic value of approximately $159.6 million; and

•                  7,456,164 unvested options with an intrinsic value of approximately $131.7 million.

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